FILED BY BCP Investment Corporation

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: Investcorp Credit Management BDC

COMMISSION FILE NO. 814-01054

The following is a Transcript for BCP Investment Corporation’s Q3 2026 Earnings Call which contains discussions of the proposed transaction between BCP Investment Corporation and Investcorp Credit Management BDC, Inc.

BCIC: Q3 2026 Earnings Call Transcript November 12, 2026

Operator:

Good morning, and welcome to today’s call to discuss the proposed transaction announced between BCP Investment Corporation, a business development company externally managed by Sierra Crest Investment Management LLC, an aﬃliate of BC Partners, and Investcorp Credit Management BDC, Inc., a business development company externally managed by CM Investment Partners LLC, an aﬃliate of Investcorp.

We are joined today by Ted Goldthorpe, Chief Executive Oﬃcer of BCP Investment Corporation, and Suhail Shaikh, President and Chief Executive Oﬃcer of Investcorp Credit Management BDC, along with Brandon Satoren, Chief Financial Oﬃcer of BCP Investment Corporation, Patrick Schafer, Chief Investment Oﬃcer of BCP Investment Corporation, and certain other members of the BCIC and ICMB management teams.

Before we begin, I would like to note that this call is being recorded, and replay information is included in the November 11, 2026 joint press release.

Throughout today’s call, we will reference an investor presentation that has been posted to the investor relations section of both the BCP Investment Corporation and Investcorp Credit Management BDC websites. While we will not directly reference each slide, the remarks will generally follow the structure of the presentation. If you have not done so already, we encourage you to download the presentation for review during the call.

Please note that this call is the property of BCP Investment Corporation, BC Partners, Investcorp Credit Management BDC and CM Investment Partners, and any unauthorized rebroadcast of this call in any form is strictly prohibited.

Today’s conference call includes forward-looking statements and projections, including statements regarding the proposed transaction, the expected timing of closing, the anticipated benefits of the transaction, and the combined company’s plans with respect to capital deployment, share repurchases and debt reduction. We ask that you refer to the November 11, 2026 joint press release and to each company’s most recent filings with the SEC for important risk factors that could cause actual results and events to diﬀer materially from those projections. BCIC and ICMB do not undertake to update their forward-looking statements unless required by law.

This call does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities, or a solicitation of any vote or approval. In connection with the proposed transaction, BCIC intends to file with the SEC a registration statement on Form N-14 that will include a proxy statement of ICMB and a prospectus of BCIC. Stockholders are urged to read the proxy statement/prospectus and other relevant documents when they become available, because they will contain important information about the transaction.

I will now turn the call over to Ted Goldthorpe, Chief Executive Oﬃcer of BCP Investment Corporation. Please go ahead, Ted.

Opening remarks and transaction terms

Ted Goldthorpe:

Thank you, and thank you all for joining us. I am joined on today’s call by Suhail Shaikh, President and Chief Executive Oﬃcer of ICMB, Brandon Satoren, our Chief Financial Oﬃcer, Patrick Schafer, our Chief Investment Oﬃcer, and Andrew Muns Chief Financial Oﬃcer of ICMB.

As we announced yesterday afternoon, BCP Investment Corporation has entered into a definitive merger agreement with Investcorp Credit Management BDC, under which ICMB will be merged with and into BCIC, with BCIC continuing as the surviving company. We also released our third quarter results, which Patrick and Brandon will cover later in the call.

As many of you know, this will be the fifth merger transaction we have entered into since BC Partners assumed management of BCIC in April 2019. The first was OHA Investment Corporation, which closed in December 2019. That was followed by Garrison Capital in October 2020, Harvest Capital Credit in June 2021, and Logan Ridge Finance Corporation in July 2025. Each of those transactions was completed on the terms and timeline we laid out at announcement. We believe this transaction further validates our position as a consolidator of choice in a BDC sector that remains highly fragmented at the smaller end of the market.

I want to start by outlining the details of the proposed transaction, and then walk through the strategic rationale and the benefits for both BCIC and ICMB stockholders. I will also spend some time on how we intend to allocate capital at the combined company, because that is an important part of how we think about creating value in the current market environment. Suhail will also share ICMB’s perspective and the process that led its Board and Special Committee to partner with us.

For those of you following along in the investor presentation, on slide 3 we outline the details of the transaction.

The transaction has been unanimously approved by the Boards of Directors of both BCIC and ICMB, in the case of ICMB upon the unanimous recommendation of its Special Committee of independent directors.

Under the terms of the merger agreement, ICMB stockholders will receive aggregate consideration equal to 90% of ICMB’s net asset value, determined shortly before closing. That consideration will be paid in newly issued shares of BCIC common stock, valued at 100% of BCIC’s net asset value per share at the time of closing. To the extent the number of BCIC shares required would exceed 19.99% of BCIC’s issued and outstanding common stock immediately prior to closing, the excess will be paid to ICMB stockholders in cash.

I want to pause on two aspects of that structure. First, BCIC is issuing its shares at net asset value, not at the market price. Second, because we are acquiring ICMB’s net assets at a discount to their closing net asset value, we expect the transaction to be accretive to BCIC’s net asset value per share at closing, in addition to being accretive to net investment income over time.

The final exchange ratio will be determined by the net asset values of both companies as of the determination date, which will be within 48 hours prior to closing. Both net asset values will be calculated on a consistent basis, net of transaction expenses, With each company bearing their own transaction costs.

Based on the September 30, 2026 net asset values of both companies and including currently estimates for transaction expenses, ICMB stockholders would receive approximately 0.172 shares of BCIC common stock and approximately $0.26 in cash for each share of ICMB common stock, representing total consideration of approximately $2.49 per ICMB share at BCIC’s net asset value. Based on BCIC’s closing stock price of $6.57 on November 9, 2026, the transaction values ICMB at approximately $1.38 per share, which represents a 127% premium to ICMB’s closing price of $0.61 on that date.

Importantly, Investcorp and certain other ICMB stockholders, including Stifel and ICMB’s directors and oﬃcers, who together hold approximately 41% of ICMB’s outstanding shares, have entered into agreements to vote their shares in favor of the transaction. We view that support as a strong endorsement of the transaction by the stockholders who know ICMB best, and as meaningfully increasing the certainty of closing.

Following closing, the combined company will continue to be managed by Sierra Crest under BCIC’s existing investment advisory agreement, will continue to trade on Nasdaq under the ticker BCIC, and will be led by BCIC’s current management team and Board of Directors.

I would now like to turn the call over to Suhail to discuss the transaction from ICMB’s perspective.

Suhail Shaikh:

Thanks, Ted. I am happy to join you today on behalf of ICMB, our Board of Directors and its Special Committee to discuss this transaction with BCP Investment Corporation.

As our stockholders know, over the past several quarters ICMB has faced a challenging set of circumstances. Our size has made it increasingly diﬃcult to absorb the fixed costs of operating as a standalone public company, our net asset value has declined, and earlier this year our Board made the decision to suspend our quarterly distribution. Throughout that period, our focus has been on preserving value for stockholders: managing our portfolio, maintaining liquidity, and reducing costs, including through fee waivers by our adviser.

Against that backdrop, our Board formed a Special Committee of independent directors to review strategic alternatives, and in April the Special Committee engaged Houlihan Lokey as its financial advisor. That review was comprehensive. The Special Committee and its advisors contacted a broad range of potential counterparties and evaluated a wide range of alternatives.

At the conclusion of that process, the Special Committee determined that the transaction with BCIC oﬀers the most compelling outcome for ICMB stockholders, for several reasons.

First, value and certainty. The consideration is based on our net asset value at closing, the BCIC shares our stockholders will receive are valued at BCIC’s net asset value, and our due diligence gave us confidence in the quality of that net asset value.

Second, our stockholders will become owners of a larger, more diversified and more liquid company, with a meaningfully lower expense ratio, and one that is currently paying a regular monthly distribution.

Third, the BC Partners platform. Over the course of this process, the BC Partners Credit team demonstrated a detailed understanding of our portfolio, a track record of completing four prior BDC mergers on the terms announced, and the ability to deliver certainty of execution. We believe our portfolio companies and our stockholders will be well served under their management.

-Investcorp BDC Holdings Limited, as ICMB’s largest stockholder, has agreed to vote its shares in favor of the transaction, and I and the other directors and oﬃcers of ICMB have done the same.

With that I will hand it back to Ted.

Strategic rationale

Ted Goldthorpe (continued):

Thank you Suhail. I would now like to provide an overview of the strategic rationale for the proposed transaction, which is laid out on slide 4.

First and foremost, we expect this transaction to be accretive to both net asset value per share and net investment income per share. The net asset value accretion is a direct result of the purchase price. The earnings accretion is driven by the elimination of duplicative public company and operating costs, and by a lower cost of financing on the acquired assets over time.

Second, this transaction adds scale in the way we think scale matters most for a company of our size. We are not pursuing size for its own sake. A larger equity base allows us to spread a relatively fixed set of public company costs across more assets, increases the float and trading liquidity of our stock, and broadens our stockholder base. We believe each of those factors has the potential, over time, to support a higher price-to-book multiple for all of our stockholders.

Third, ICMB’s portfolio is one we know well. It is concentrated in first lien, senior secured loans to middle market companies, with approximately 82% of the portfolio at fair value in first lien investments across approximately 28 portfolio companies as of September 30, 2026.

As we have done in every prior transaction, we intend to rotate the acquired portfolio over time. Following closing, we expect to monetize ICMB’s more liquid positions, work through the smaller number of legacy and restructured positions with the benefit of our team’s special situations and workout experience, and retain those investments that fit BCIC’s strategy. We have a clear precedent for this. Following our mergers with OHA Investment Corporation and Garrison Capital, we monetized a significant portion of each acquired portfolio at or above fair value within weeks of closing, and we have continued to reposition the Logan Ridge portfolio since that transaction closed last year.

Fourth, ICMB stockholders will benefit from the fully integrated BC Partners platform, which gives us access to industry diligence, sourcing relationships and expertise built over 40 years of private market investing. We believe that our diﬀerentiated middle market lending strategy, including our ability to capitalize on attractively priced sponsor and non-sponsor opportunities, will lead to better long-term performance and a more stable net asset value.

Finally, I want to touch on liabilities. BCIC’s liability structure is flexible. We have a revolving credit facility with KeyBank that we upsized to $150 million of committed capacity and extended to 2031 earlier this year, together with a ladder of unsecured notes. At or shortly following closing, we expect to repay ICMB’s revolving credit facility and to redeem ICMB’s 2029 notes, which we expect will reduce the cost of financing on the acquired portfolio. Our objective is to right-size the liabilities of the combined company to the size of its balance sheet and its investment strategy going forward.

We are, in short, using the benefits of scale on both sides of the balance sheet.

Capital allocation

Ted Goldthorpe (continued):

Before reviewing our Q3 results, I want to speak directly about how we intend to allocate capital, both between now and closing and at the combined company. This is on slide 5.

Our stock continues to trade at a significant discount to net asset value. We have said on prior calls that we do not believe that discount reflects the underlying value of our portfolio, and we have acted on that view through maintaining a consistent open market repurchase program for the last several years and through the tender oﬀer we completed in December of last year. We are also mindful that, in the current environment, the returns available on new investments need to be measured against the returns available from buying our own portfolio at a discount and from reducing our borrowings.

With that in mind, we intend to take a deliberately measured approach to new capital deployment. In the near term, we expect to slow the pace of new investments, and to be highly selective in the new investments we do make, prioritizing support for our existing portfolio companies and only those new opportunities that oﬀer compelling risk-adjusted returns relative to our other uses of capital.

Instead, we intend to direct the proceeds we receive from loan repayments, payoﬀs and sales toward two priorities.

The first is repurchasing our shares in the open market. When our stock trades at a meaningful discount to net asset value, every share we repurchase is immediately accretive to net asset value per share for our continuing stockholders. In our view, there are few investments available to us today that oﬀer a comparable return with comparable certainty. The Board has previously authorized a share repurchase program of up to $10 million through March 31, 2027 and we intend to be active under that program as well as future programs, subject to market conditions, applicable legal and regulatory requirements, including restrictions that will apply in connection with the transaction, and customary blackout periods.

The second is paying down debt. We ended the third quarter an asset coverage ratio of 157%. We intend to use repayment proceeds to reduce outstanding borrowings. Lower leverage reduces our interest expense, increases our cushion against market volatility, and gives us more flexibility in how we finance the combined company at and after closing.

This approach applies equally to the ICMB portfolio. As we monetize and rotate the acquired assets following closing, we expect to apply those proceeds in the same disciplined way: first to reducing the combined company’s leverage to within our target range of 1.25x to 1.40x, then to share repurchases, and only then to new investments that clear the bar I just described.

I want to be clear about what this is and what it is not. This is not a change in our investment strategy, and it is not a reflection of the opportunity set in front of the BC Partners Credit platform, which remains attractive. It is a judgment that, with our stock where it is today, the best risk-adjusted use of each incremental dollar of our stockholders’ capital is to buy back stock at a discount and to de-lever the balance sheet. We will continue to evaluate that judgment each quarter, and as the discount narrows we would expect the balance to shift back toward new originations.

Put simply, we believe the combination of an accretive acquisition, a lower cost structure, a smaller and less levered balance sheet relative to our equity, and a reduced share count is the most direct path to growing net asset value per share and earnings per share, and ultimately to closing the gap between our stock price and the value of our portfolio.

The ultimate goal is to deliver strong and more sustainable risk-adjusted returns to stockholders, and we believe this transaction, together with the capital allocation priorities I have just described, is the best path to achieve it.

I will turn over the call to Patrick Schafer, our Chief Investment Oﬃcer, for a review of our investment activity for the third quarter and then Brandon Satoren, our Chief Financial Oﬃcer, will review the financial results.

Patrick Schafer:

Thanks Ted. Activity in our core market remained relatively subdued during the quarter. We are starting to see transaction volumes improve as sponsors look to monetize aging investments, although that pickup has not yet translated meaningfully into the lower middle market.

At the same time, we think the environment has become somewhat more attractive for lenders, particularly where we focus, which is companies with $15 to $50 million of EBITDA and a focus on non-sponsor and non-traditional sponsor situations. Spreads stabilized after widening earlier in the year and remain modestly wider than at year end, while higher base rates continue to support attractive all-in yields. Competition remains strong for high-quality credits, particularly when also factoring in the muted overall market activity, but we continue to find compelling opportunities where we can diﬀerentiate ourselves through certainty of execution and flexible capital solutions.

On credit, the broader market remained relatively stable during the quarter and on average, an increasing number of companies in our market are reporting revenue and EBITDA growth. Having said that, we continue to see dispersion across borrowers, sectors and vintages, with stress more concentrated in certain 2021 and 2022 vintages and select software credits. While we believe the credit environment in our core market remains stable, benchmark rate increases have slowed M&A activity and we continuing to monitor certain vintages of loans either as potential investment opportunities or those within our portfolio for active management and rotation.

As a result of the lower activity level during the third quarter, our investment activity remained measured and selective. We completed 3 follow-on investments during the period and no investments to new borrowers. Originations for the quarter were $3.1 million, and repayments and sales were $8.9 million, resulting in net repayments and sales of approximately $5.8 million.

Turning to Slide 10, the overall yield on par value of new debt investments during the quarter was 11.4%. This compares to a 12.1% weighted average annualized yield, excluding income from non-accruals and collateralized loan obligations, as of September 30th, 2026 and a weighted average annualized yield of 12.0% as of June 30th, 2026.

Turning to Slide 11, our non-accrual profile continued to improve on a fair value basis during the quarter. At the end of the quarter, we had 10 investments on non-accrual status attributable to 7 portfolio companies, representing 2.8% and 6.0% of the portfolio at fair value and amortized cost, respectively. This compares to 11 investments attributable to 7 portfolio companies on non-accrual status as of June 30th, 2026, representing 3.1% and 5.7% of the portfolio at fair value and cost, respectively. While we continue to work through these positions, the reduction in both the number of non-accrual investments and their fair value exposure represents continued progress.

On Slide 12, excluding our non-accrual investments, we had an aggregate debt investment portfolio of $323.4 million at fair value, representing a blended price of 87.9% of par value, and 80.0% of that portfolio was comprised of first lien loans at par value. Assuming par recovery, our September 30th, 2026 fair values imply approximately $44.3 million of incremental NAV value, or a 27.3% increase to NAV. Applying an illustrative 10% default rate and 70% recovery rate, the debt portfolio would imply approximately $2.69 per share of incremental NAV, or a 20.5% increase, as it rotates.

I’ll now turn the call over to Brandon to further discuss our financial results for the period.

Brandon Satoren:

Thanks Patrick.

For the quarter ended September 30th, 2026, the Company generated $13.9 million dollars in investment income, compared with $15.2 million dollars in the prior quarter. The decrease primarily reflects a smaller income-producing portfolio following net repayments and sales as well as changes in paydown income.

For the same period, total expenses were approximately $9.3 million dollars, compared with $9.6 million dollars in the prior quarter. The decline in expenses was primarily driven by lower financing costs, including the benefits of the refinanced KeyBank Credit Facility, as well as lower management fees during the period.

Accordingly, our net investment income for the third quarter of 2026 was approximately $4.6 million dollars, or 37 cents per share, compared with $5.5 million dollars, or 45 cents per share, in the prior quarter. Core net investment income, which excludes merger-related purchase discount accretion, for the third quarter was $2.9 million dollars, or 24 cents per share, compared to $3.3 million dollars, or 27 cents per share, for the second quarter of 2026.

As of September 30th, 2026, net asset value totaled $162.7 million dollars, compared with $179.5 million dollars at June 30th, 2026. NAV per share declined to $13 dollars and 13 cents from $14 dollars and 49 cents. The decline in NAV during the quarter was driven predominantly by unrealized mark to market declines on the portfolio.

As of September 30th, 2026, outstanding borrowings totaled $282.4 million in principal amount, compared with $286.1 million at June 30th, with an asset coverage ratio of approximately 157% as compared to 162% as of June 30, 2026. The weighted-average interest rate on debt outstanding was approximately 7.0%. Additionally, as previously disclosed during the quarter we amended the KeyBank Credit Facility to increase the commitment to $150 million from $75 million, reduced the applicable spread by 30 basis points during the revolving period to SOFR plus 2.50%, and extended the revolving period to August 2029 and maturity to August 2031. The incremental borrowing capacity under the new KeyBank credit facility was then used to repay and terminate the Great Lakes Revolving Credit Facility. Accordingly, as of September 30th, $100.4 million was outstanding under the KeyBank facility, leaving approximately $49.6 million of undrawn commitments, subject to borrowing-base availability and other restrictions. Finally, subsequent to quarter end, on October 3rd, 2026, we repaid the remaining $10 million of the 2026 Notes at par, eliminating all 2026 maturities.

With that, I will turn the call back over to Ted.

Closing remarks

Ted Goldthorpe:

Thank you, Brandon, and thank you, Suhail. I also want to thank the ICMB Board, its Special Committee and the Investcorp team for their partnership throughout this process.

I want to reiterate our excitement about this transaction and the benefits we believe both ICMB and BCIC stockholders will derive from it.

In conclusion, we believe the combined company will benefit from accretion to net asset value at closing, a reduction in public company costs spread across a larger asset base, lower financing costs on the acquired portfolio, and increased float and trading liquidity in our stock. And we intend to pair those benefits with a disciplined approach to capital: a slower pace of new deployment, and the use of repayment proceeds to repurchase our shares in the open market and to pay down debt.

We believe this transaction further solidifies BCIC as an acquiror of choice in the BDC market, and we look forward to updating you on our progress in the coming months.

Thank you all for attending our call. As always, please feel free to reach out to us with any questions, which we’re happy to discuss. We look forward to speaking to you again in the new year when we announce our fourth quarter and year end results.

Forward Looking Statements

Some of the statements in this Transcript constitute forward-looking statements because they relate to future events, future performance, or financial condition. The forward-looking statements may include statements as to future operating results of BCP Investment Corporation (NASDAQ: BCIC) (“BCIC”) and InvestCorp Credit Management BDC, Inc. (NASDAQ: ICMB) (“ICMB”), and distribution projections; business prospects of BCIC and ICMB, and the prospects of their portfolio companies; and the impact of the investments that BCIC and ICMB expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to diﬀer materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of ICMB shareholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing oﬀers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the merger; (ix) any potential termination of the merger agreement; (x) the future operating results and net investment income projections of BCIC, ICMB or, following the closing of the merger, the combined company; (xi) the ability of Sierra Crest to implement its future plans with respect to the combined company; (xii) the ability of Sierra Crest and its aﬃliates to attract and retain highly talented professionals; (xiii) the business prospects of BCIC, ICMB or, following the closing of the merger, the combined company, and the prospects of their portfolio companies; (xiv) the impact of the investments that BCIC, ICMB, or, following the closing of the merger, the combined company expect to make; (xv) the ability of the portfolio companies of BCIC, ICMB or, following the closing of the merger, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that BCIC, ICMB or, following the closing of the merger, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of BCIC, ICMB or, following the closing of the merger, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of BCIC, ICMB or, following the closing of the merger, the combined company; (xix) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; and (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). BCIC and ICMB have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and ICMB undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and ICMB in the future may file with the SEC, including the Proxy Statement/Registration Statement (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Participants in the Solicitation

ICMB, its directors, certain of its executive oﬃcers and certain employees and oﬃcers of CM Investment Partners LLC and its aﬃliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive oﬃcers of ICMB is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on November 10, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the ICMB shareholders in connection with the Proposal will be contained in the Registration Statement, including the Proxy Statement therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Oﬀer or Solicitation

This Transcript is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an oﬀer to sell or a solicitation of an oﬀer to purchase any securities in BCIC, ICMB or in any fund or other investment vehicle managed by BC Partners or any of its aﬃliates.

Other Important Information

All information and statements are stated as of September 30, 2026 unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Transcript assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Transcript may have been obtained from published sources prepared by other parties. Such information is believed to be reliable but has not been independently verified or audited. None of Sierra Crest, CM Investment Partners LLC and its aﬃliates, BCIC, ICMB, any of the other BC Partners entities, any of their associates or any of their respective directors, oﬃcers, employees, partners, members, agents, professional advisers, representatives or consultants (the “Merger Parties”): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Transcript; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward looking statements), in this Transcript which it becomes aware were incorrect or incomplete at the date of this Transcript, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of Merger Parties has authority to represent otherwise. To the maximum extent permitted by law, none of the Merger Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Transcript (other than with respect to fraud on the part of such Merger Party).

Investors and security holders should not construe the contents of this Transcript as legal, tax, accounting, investment or other advice. Each investor should make its own inquires and consult its advisors as to BCIC and ICMB and as to legal, tax, financial, and other relevant matters.